UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011.

Commission File Number: 000-53684
CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):___

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements: Purchase of own shares.

EXHIBITS

Exhibit No.	Description

1.1	Regulatory announcement dated February 24, 2011 relating to the purchase by the registrant of its own shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2011	CSR plc (Registrant) By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Purchase of own shares

RNS Number : 8397B
CSR plc
24 February 2011

24 February 2011
  CSR plc ("CSR")

Purchase of own shares

On Thursday 24 February 2011, CSR purchased 303,000 ordinary shares of 0.1p each at prices between 379.5p and 382p per share of which 303,000 ordinary shares are being held in treasury.  This represents approximately 0.2 per cent. of CSR's current issued ordinary share capital.

Following the repurchase, 7,923,000 ordinary shares of 0.1p each are currently held by CSR in treasury and 177,114,314 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer

Cynthia Alers, IR Director                                                  Tel: +44 (0) 1223 692 000

FD

James Melville-Ross

Haya Herbert-Burns              Tel: +44 (0) 20 7831 3113

 This information is provided by RNS

The company news service from the London Stock Exchange

 END
 POSEAXALALLFEFF